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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53514

FACING PAGE
Information Required or Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First National Capital Markets, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1620 Dodge Street
(No. and Street)

Omaha (City) | Nebraska (State) | 68197 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Todd Engle, President | (402) 633-7470 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1601 Dodge Street, Suite 3100 (Address) | Omaha (City) | Nebraska (State) | 68102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OB 3/12

OATH OR AFFIRMATION

I, Todd Engle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First National Capital Markets, Inc., as of December 31, 2002, are true and correct, I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Name

President
Title

Notary Public

GENERAL NOTARY - State of Nebraska
DIXIE L. MATHER
My Comm. Exp. June 21, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Supplemental Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST NATIONAL CAPITAL MARKETS, INC.

(A Wholly-Owned Subsidiary of
First National of Nebraska, Inc.)
(Sed I.D. No. 8-53514)

Statement of Financial Condition and Supplemental Report on Internal Control as of December 31, 2002 and Independent Auditors' Report

Filed in accordance with Rule 17a-5(e)(3) as a
PUBLIC DOCUMENT

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, Nebraska 68102-9706

Tel: (402) 346-7788
Fax: (402) 342-1820
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
First National Capital Markets, Inc.
Omaha, Nebraska

We have audited the accompanying statement of financial condition of First National Capital Markets, Inc. (the "Company"), a wholly-owned subsidiary of First National of Nebraska, Inc., as of December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 14, 2003

FIRST NATIONAL CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 925,656
Receivables:	
Commissions	53,032
Affiliate (Note D)	95,309
Other	14,595
Total Receivables	162,936
Prepaid expenses and other assets	15,881
Property and equipment, net (Note C)	115,309
Total Assets	$ 1,219,782

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued expenses and other liabilities	$ 103,270
Affiliate accounts payable (Note D)	68,508
Income taxes payable	19,775
Total Liabilities	191,553
COMMITMENTS AND CONTINGENCIES (Note F)	
STOCKHOLDER'S EQUITY:	
Common stock, $1.00 par value; 10,000 shares authorized, issued and outstanding	10,000
Additional paid-in capital	640,000
Retained earnings	378,229
Total Stockholder's Equity	1,028,229
Total Liabilities and Stockholder's Equity	$ 1,219,782

The accompanying notes are an integral part of the statement of financial condition.

FIRST NATIONAL CAPITAL MARKETS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2002

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

First National Capital Markets, Inc. (the "Company") is a wholly-owned subsidiary of First National of Nebraska, Inc. (the "Parent Company"). The Company is engaged in the purchase and sale of an array of financial products including fixed income and money market securities primarily to institutional clientele. In addition, the Company offers services including bond accounting, portfolio analysis, financial reporting, and safekeeping. Service fees result from amounts collected from independent contract brokers for processing securities trades and from amounts collected for administrative and compliance services. The Company executes and clears trades through the First National Bank of Omaha Wealth Management Group, a majority-owned subsidiary of the Parent Company.

The Company had various start-up activities during 2001 through February 2002. Effective March 1, 2002, the Company commenced operations as a separate entity as a registered member of the National Association of Securities Dealers ("NASD").

The Company is exempt (under paragraph (k)(2)(ii)) from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents.

Securities Transactions – Securities transactions are recorded on a trade-date basis.

Depreciation and Amortization - Depreciation and amortization on property and equipment is computed on a straight-line basis over the estimated useful lives of the assets ranging from 3-7 years.

Income Taxes – The Company is included in the consolidated income tax return of the Parent Company. Under the liability method used to calculate income taxes, the Parent Company provides deferred taxes for differences between the financial statement carrying amounts and tax basis of existing assets and liabilities by applying currently enacted statutory rates which are applicable to future periods.

The Company's financial statements reflect income taxes allocated as if the Company filed separate income tax returns. Payments are made by the Company to its parent based upon the amount of income tax expense as if the Company were a separate tax-paying entity.

B. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Although nonclearing broker-dealers generally have a minimum net capital requirement of $100,000, the NASD has informed the Company that it must maintain minimum net capital of $250,000 due to the Company's close relationship with its clearing agent (see Note A). Net capital, net capital requirement, and net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company had net capital and a net capital requirement of $769,898 and $250,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.25 to 1.

C. PROPERTY AND EQUIPMENT

The Company's property and equipment consisted of the following as of December 31, 2002:

Furniture and equipment	$ 5,906
Computer equipment	47,068
Software	309,932
	362,906
Accumulated depreciation and amortization	(247,597)
Net property and equipment	$ 115,309

D. RELATED PARTY TRANSACTIONS

The Company provides services to other affiliates of the Parent Company, including First National Bank of Omaha ("FNBO"). These services include federal funds transfers, bond accounting, portfolio trades, repurchase agreements and negotiable certificates of deposit dealer services, and commercial paper management. Fees paid to and commissions earned by the Company as a result of these services amounted to approximately $940,000 in 2002. At December 31, 2002, $95,309 was due to the Company from affiliates for services provided.

In addition, the Company has a services agreement with the Parent Company and FNBO in which FNBO provides the Company with certain services including trade execution and clearing, purchasing, personnel, general ledger, website development, financial services, executive support, financial, operational and information systems audit services, compliance audit and consulting services, independent review of the Company's loan portfolio on a continuing basis, branding/trademark modifications and miscellaneous other corporate services. The Company is billed for such services based on various allocation methods. Operating expenses for services provided by affiliated companies totaled approximately $630,000 in 2002. At December 31, 2002, the Company owed its affiliates $68,508 for services provided.

Transaction terms with related parties are not necessarily indicative of the terms that would be present if the parties were unrelated.

E. EMPLOYEE BENEFIT PLANS

Employees of the Company participate in employee benefit plans sponsored by the Parent Company. Among them is a noncontributory defined benefit pension plan. The Company is allocated its share of the cost of this plan, which totaled approximately $17,000 in 2002. As of December 31, 2002, the Company had remitted all amounts related to its share of the benefit obligation to the Parent Company; therefore, no liability existed.

In addition to providing pension benefits, the Parent Company also sponsors postretirement medical and death benefits to retired employees meeting certain eligibility requirements. The medical plan is contributory, whereby the retired employee pays a portion of the health insurance premium, and contains other cost-sharing features such as deductibles and coinsurance. Costs allocated to the Company for the postretirement benefit plan totaled approximately $4,000 in 2002. At December 31, 2002, the Company's share of the benefit obligation was approximately $3,700, which is recorded as a liability on the statement of financial condition.

In addition to the pension and postretirement benefit plans, the Parent Company also has a contributory defined contribution plan which covers substantially all employees. Costs allocated to the Company for the defined contribution plan was approximately $18,000 in 2002.

F. COMMITMENTS AND CONTINGENCIES

The Company may be involved in various legal matters in the normal course of its business. At December 31, 2002, management does not believe that any such matters, either individually or in the aggregate, will materially affect the Company's results of operations or its financial position.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Board of Directors and Stockholder of
First National Capital Markets, Inc.
Omaha, Nebraska

In planning and performing our audit of the statement of financial condition of First National Capital Markets, Inc. (the "Company"), a wholly-owned subsidiary of First National of Nebraska, Inc., as of December 31, 2002, (on which we have issued our report dated February 14, 2003) we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluations of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

Omaha, Nebraska
February 14, 2003